BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

TELEPHONE (402) 346-1400

FAX (402) 346-3375

June 22, 2012

Mr. Gus Rodriguez

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Berkshire Hathaway Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 27, 2012
File No. 001-14905

Dear Mr. Rodriguez:

The purpose of this letter is to respond to your letter dated June 15, 2012. To assist you in reviewing our response, we preceded our response with a copy (in bold type) of the point as stated in your letter.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

(2) Significant Business Acquisitions, page 73

1.	Please provide us proposed revised disclosure to be included in future periodic reports that removes the reference to the purchase method with respect to your March 13, 2011 acquisition of Lubrizol and your February 12, 2010 acquisition of BNSF. Please refer to ASC Topic 805 that requires the application of the acquisition method. In your proposed disclosure please:

•	Remove reference to the allocation of the purchase price. Under ASC Topic 805, assets acquired and liabilities assumed are generally recorded at their fair values.

•	Indicate that goodwill for your acquisitions represents the excess of the fair value of the consideration paid over the fair value of the identified net assets acquired.

Mr. Gus Rodriguez, Accounting Branch Chief

United States Securities and Exchange Commission

Our proposed revised disclosures to be included in future periodic reports regarding significant business acquisitions are underlined below.

(2) Significant business acquisitions

Our long-held acquisition strategy is to purchase businesses with consistent earning power, good returns on equity and able and honest management at sensible prices.

On March 13, 2011, Berkshire and The Lubrizol Corporation (“Lubrizol”) entered into a merger agreement, whereby Berkshire would acquire all of the outstanding shares of Lubrizol common stock for cash of $135 per share (approximately $8.7 billion in the aggregate). The merger was completed on September 16, 2011. Lubrizol, based in Cleveland, Ohio, is an innovative specialty chemical company that produces and supplies technologies to customers in the global transportation, industrial and consumer markets. These technologies include additives for engine oils, other transportation-related fluids and industrial lubricants, as well as additives for gasoline and diesel fuel. In addition, Lubrizol makes ingredients and additives for personal care products and pharmaceuticals; specialty materials, including plastics; and performance coatings. Lubrizol’s industry-leading technologies in additives, ingredients and compounds enhance the quality, performance and value of customers’ products, while reducing their environmental impact.

We accounted for the Lubrizol acquisition pursuant to the acquisition method. In applying the acquisition method, the identifiable assets acquired and liabilities assumed are generally recorded at fair value and the excess of the consideration paid over the value of the identified net assets acquired is recorded as goodwill. A summary of the assets and liabilities of Lubrizol as of the September 16, 2011 acquisition date follows (in millions):

Assets:		Liabilities, noncontrolling interests and net assets acquired:
Cash and cash equivalents	$893	Accounts payable, accruals and other liabilities	$1,684
Inventories	1,598	Notes payable and other borrowings	1,607
Property, plant and equipment	2,344	Income taxes, principally deferred	1,563
Intangible assets	3,897	Noncontrolling interests	128

Goodwill	3,877		4,982
Other	1,077	Net assets acquired	8,704

	$13,686		$13,686

Lubrizol’s financial results are included in our Consolidated Financial Statements beginning as of September 16, 2011. The following table sets forth certain unaudited pro forma consolidated earnings data for each of the two years ending December 31, 2011, as if the acquisition was consummated on the same terms at the beginning of 2010. Amounts are in millions, except earnings per share.

	2011	2010
Total revenues	$148,160	$141,595
Net earnings attributable to Berkshire Hathaway shareholders	10,710	13,156
Earnings per equivalent Class A common share attributable to Berkshire Hathaway shareholders	6,491	8,043

Mr. Gus Rodriguez, Accounting Branch Chief

United States Securities and Exchange Commission

We have owned a controlling interest in Marmon since 2008. In the first quarter of 2011, we acquired 16.6% of the outstanding common stock of Marmon Holdings, Inc. (“Marmon”) for approximately $1.5 billion in cash, thus increasing our ownership to 80.2%. We increased our interests in the underlying assets and liabilities of Marmon; however, under current GAAP, the excess of the purchase price over the carrying value of the noncontrolling interests acquired is allocable to shareholders’ equity and not to assets or liabilities. We recorded a charge of $614 million to capital in excess of par value in our consolidated shareholders’ equity as of December 31, 2010 to reflect this difference as such amount was fixed and determinable at that date.

In June 2011, we acquired all of the then outstanding noncontrolling interests in Wesco Financial Corporation for aggregate consideration of $543 million consisting of cash of approximately $298 million and 3,253,472 shares of Berkshire Class B common stock.

On February 12, 2010, we acquired all of the outstanding common stock of the Burlington Northern Santa Fe Corporation (“BNSF”) that we did not already own (about 264.5 million shares or 77.5% of the outstanding shares) for aggregate consideration of $26.5 billion that consisted of cash of approximately $15.9 billion with the remainder in Berkshire common stock (80,931 Class A shares and 20,976,621 Class B shares). We accounted for the acquisition of BNSF pursuant to the acquisition method. The determination of the values of the identifiable net assets acquired and the excess amount recognized as goodwill was finalized as of December 31, 2010. BNSF’s financial statements are included in our Consolidated Financial Statements beginning on February 12, 2010. BNSF is based in Fort Worth, Texas, and through its wholly owned subsidiary, BNSF Railway Company, operates one of the largest railroad systems in North America with approximately 32,000 route miles of track (including 23,000 route miles of track owned by BNSF) in 28 states and two Canadian provinces.

Prior to February 12, 2010, we owned 76.8 million shares of BNSF (22.5% of the outstanding shares), which were acquired between August 2006 and January 2009. We accounted for those shares pursuant to the equity method and as of February 12, 2010, our investment had a carrying value of approximately $6.6 billion. Upon completion of the acquisition of the remaining BNSF shares, we re-measured our previously owned investment in BNSF at fair value as of the acquisition date. Accordingly, in 2010, we recognized a one-time holding gain of $979 million representing the difference between the fair value of the BNSF shares that we acquired prior to February 12, 2010 and our carrying value under the equity method.

Mr. Gus Rodriguez, Accounting Branch Chief

United States Securities and Exchange Commission

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or further comments, please contact the undersigned at 402-978-5423.

Very truly yours,

BERKSHIRE HATHAWAY INC.

/s/ Marc D. Hamburg
By Marc D. Hamburg Senior Vice President – Chief Financial Officer

cc:	Donald Abbott, Senior Staff Accountant
Ibolya Ignat, Staff Accountant
Daniel J. Jaksich, Vice President-Controller